UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE MILLS CORPORATION
(Name of Subject Company (Issuer))

SPG-FCM VENTURES, LLC (Offeror)

SIMON PROPERTY GROUP, INC. (an indirect Parent of Offeror)

FARALLON CAPITAL MANAGEMENT, L.L.C. (an indirect Parent of Offeror)

(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

601148109
(CUSIP Number of Class of Securities)

SPG-FCM VENTURES, LLC
c/o James M. Barkley, Esq.
Simon Property Group, Inc.
225 W. Washington Street
Indianapolis, Indiana 46204
(317) 636-1600

and

Mark C. Wehrly
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California 94111
(415) 421-2132

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Arthur Fleischer, Jr., Esq.
Peter S. Golden, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004-1980
(212) 859-8000

and

Robert B. Schumer, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$1,436,352,082.75	$44,096.01

*                 Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of $25.25 per share by 56,885,231 shares of common stock, par value $0.01 per share, of The Mills Corporation (based upon the 56,885,231 shares (including 110,660 restricted Shares) represented by The Mills Corporation in the Merger Agreement (as defined herein) to be issued and outstanding as of February 6, 2007).

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐            Check the appropriate boxes below to designate any transactions to which the statement relates.

☒          third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by SPG-FCM Ventures, LLC, a Delaware limited liability company (including any successor, the “Purchaser”), an indirect subsidiary of Simon Property Group, Inc. (“Simon”) and certain funds managed by Farallon Capital Management, L.L.C. (“Farallon”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of The Mills Corporation, a Delaware corporation (the “Company”), at a price of $25.25 per Share, net to the sellers in cash, without interest.  The terms and conditions of the offer are described in the Offer to Purchase, dated March 1, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.  This Schedule TO is being filed on behalf of Purchaser, Simon and Farallon.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is The Mills Corporation, a Delaware corporation. The address of the principle executive offices of the Company is 5425 Wisconsin Avenue, Suite 500, Chevy Chase, MD, and the telephone number of the Company is 301-968-6000.

(b) As of February 6, 2007, there were 56,885,231 Shares of the Company outstanding, including 110,660 restricted Shares (based upon the number of Shares represented by the Company to be outstanding in the Agreement and Plan of Merger, dated as of February 12, 2007, by and among Purchaser, SPG-FCM Acquisition, Inc., SPG-FCM Acquisition, L.P., the Company, and The Mills Limited Partnership (the “Merger Agreement”)).

(c) The Shares are traded on the New York Stock Exchange (“NYSE”) under the symbol “MLS.” The information set forth in Section 6 “Price Range of the Shares, Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) The information set forth in Section 9 “Certain Information Concerning the Purchaser and its Affiliates” and Schedule I “Directors and Executive Officers of Purchaser and Directors, Officers and General Partners of Certain Affiliates” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the SUMMARY TERM SHEET, Section 1 “Terms of the Offer; Expiration Date,” Section 2 “Acceptance for Payment and Payment,” Section 3 “Procedures for Accepting the Offer and Tendering Shares,” Section 4 “Withdrawal Rights,” Section 5 “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Proposed Merger,” Section 7 “Effect of the Offer on the Market for the Shares; NYSE Listing; Margin Regulations; Exchange Act Registration,” Section 11 “Transaction Documents,” and Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither Simon, Farallon, Purchaser nor, to the best knowledge of Simon, Farallon and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of the Purchaser and Directors, Officers and General Partners of Certain Affiliates” of the Offer to Purchase has entered into any transaction with the Company or any of the Company’s affiliates that are not natural persons.

 (a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither Simon, Farallon, Purchaser nor, to the best knowledge of Simon, Farallon and Purchaser, any of the persons listed in Schedule I “Directors and Executive Officers of Purchaser and Directors, Officers and General Partners of Certain Affiliates” of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

(b) The information set forth in Section 9 “Certain Information Concerning the Purchaser and its Affiliates” and Section 10 “Background of the Offer; Contacts with the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) The information set forth in the Section 7 “Effect of the Offer on the Market for the Shares; NYSE Listing; Margin Regulations; Exchange Act Registration,” and Section 12 “Purpose of the Offer; Plans for the Company” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) The information set forth in Section 13 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) The information set forth in Section 9 “Certain Information Concerning the Purchaser and its Affiliates”, Section 11 “Transaction Documents”, and Schedule I “Directors and Executive Officers of Purchaser and Directors, Officers and General Partners of Certain Affiliates” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Section 17 “Certain Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Purchaser or any of its respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(4) The information set forth in the Section 7 “Effect of the Offer on the Market for the Shares; NYSE Listing; Margin Regulations; Exchange Act Registration” and Section 16 “Certain Legal Matters, Required Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS.

See Exhibit Index immediately following signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 1, 2007 that the information set forth in this statement is true, complete and correct.

SPG-FCM VENTURES, LLC

By:	/s/ Richard B. Fried

	Name:	Richard B. Fried
	Title:	President

SIMON PROPERTY GROUP, INC.

By:	/s/ Stephen E. Sterrett

	Name:	Stephen E. Sterrett
	Title:	Executive Vice President and Chief Financial Officer

FARALLON CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Mark C. Wehrly

	Name:	Mark C. Wehrly
	Title:	Managing Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a) (1)	Offer to Purchase, dated March 1, 2007.

(a) (2)	Letter of Transmittal.

(a) (3)	Notice of Guaranteed Delivery.

(a) (4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a) (5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a) (6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a) (7)	Summary Advertisement, dated March 1, 2007, Appearing in The Wall Street Journal.

(a) (8)	Press Release, dated March 1, 2007, announcing the Commencement of the Offer.

(b)(1)

Credit and Guaranty Agreement, dated as of February 16, 2007, by and among The Mills Limited Partnership (“Mills LP”), as borrower, The Mills Corporation (the “Company”), as parent, certain of its subsidiaries, as guarantors, the lenders party thereto, and Simon Property Group, L.P. (“Simon LP”), as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

(b)(2)

Letter Agreement re: Equity Commitment, dated as of February 12, 2007, from Simon LP to SPG-FCM Ventures, LLC (“Purchaser”) (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

(b)(3)

Letter Agreement re: Equity Commitment, dated as of February 12, 2007, from Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P. and Tinicum Partners, L.P. (collectively, the “Farallon Funds”) to Purchaser (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

(d)(1)

Stock Option Agreement, dated as of February 4, 2007, between Simon Property Group, Inc. (“Simon”) and Stark Master Fund Ltd. (Incorporated by reference to Exhibit 1 to the Schedule 13-D filed by Simon and Simon LP on February 16, 2007).

(d)(2)

Letter Agreement, re: Joint Venture, dated as of February 4, 2007 between the Farallon Funds and Simon LP (Incorporated by reference to Exhibit 6 to Amendment No. 6 to the Schedule 13D filed by the Farallon Funds on February 5, 2007).

(d)(3)

Agreement and Plan of Merger, dated as of February 12, 2007, by and among Purchaser, SPG-FCM Acquisition, Inc. (“Purchaser Sub”), SPG-FCM Acquisition, L.P., the Company, and Mills LP (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

(d)(4)

Letter Agreement re: Simon LP OP Units, dated as of February 12, 2007, from Simon LP to the Company (Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

filed by the Company on February 16, 2007).

(d)(5)

Letter Agreement re: Farallon Funds Lock-Up Agreement, dated as of February 12, 2007 between the Farallon Funds and the Company (Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

(d)(6)

Short Form Merger Option Agreement, dated as of February 12, 2007, among the Company, Purchaser, and Purchaser Sub (Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on February 16, 2007).

(g)	None.

(h)	None.